AGREED-UPON PROCEDURES REPORT ON

AK CAPITAL, LLC

DECEMBER 31, 2019

TABLE OF CONTENTS

AK CAPITAL, LLC
DECEMBER 31, 2019



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Management of AK Capital LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by AK Capital LLC (the "Company") and SIPC, solely to assist you and the other specified party in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting that total revenue reported in the audited financial statements is $13,775,150 and total revenue reported in Form SIPC-7 is $13,775,151, noting a $1 difference;

2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

New York, New York
March 2, 2020

<u>AK CAPITAL, LLC</u>
<u>SCHEDULE OF ASSESSMENT AND PAYMENTS</u>
<u>GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)</u>
<u>TO THE SECURITIES INVESTOR PROTECTION COPRORATION (SIPC)</u>
<u>FOR THE YEAR ENDED DECEMBER 31, 2019</u>

Payment Date	Payee	Amount
July 29, 2019	SIPC	$ 5,754
Amount due with Form SIPC-7		$ 15,962
General Assessment per Form SIPC-		$ 10,208